SCHEDULE VI

BROOKFIELD US HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Managing Director, Capital Markets & Treasury of Brookfield	U.K.
Aaron Kline, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Infrastructure of Brookfield	Canadian
Kathy Sarpash, Director andVice President and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Legal & Regulatory of Brookfield	Canadian
Cam Ha, President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Tax of Brookfield	Canadian
Lisa Chu, Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canadian
Courtney Burke, Director and Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance of Brookfield	Canadian